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October 16, 2009
BY EDGAR
Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
Re:	Odyssey Re Holdings Corp. Schedule TO-T and Schedule 13E-3 Filed by Fairfax Investments USA Corp. and Fairfax Financial Holdings Limited Filed September 23, 2009 File No. 5-61705
Dear Ms. Griffith:
On behalf of our clients, Fairfax Financial Holdings Limited (“Fairfax”) and Fairfax Investments USA Corp. (“Purchaser” and, together with Fairfax, the “Filing Parties”), we hereby acknowledge receipt of the comment letter dated October 14, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Schedule TO-T and Schedule 13E-3 (the “Schedule TO”).
On behalf of the Filing Parties, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Filing Parties’ responses. The Filing Parties are filing today, by way of EDGAR, an Amendment No. 3 to the Schedule TO-T together with this response letter. Capitalized terms used in this letter not otherwise defined herein have the meanings ascribed to them in the Schedule TO.

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RESPONSES TO STAFF COMMENTS
Offer to Purchase
Introduction, page 6
1.	Throughout your document, you refer to the board’s determination that the Offer and the Merger are “fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries).” Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A require you to state whether the filer believes that the transaction is fair to the unaffiliated shareholders of Odyssey. In addition to Fairfax and its subsidiaries, there appear to be other affiliated shareholders of Odyssey Re. Please revise or advise throughout your documents.

Response: On behalf of the Filing Parties, we respectfully submit that the statements required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A with respect to the Filing Parties’ belief that the transaction is fair to the unaffiliated shareholders of Odyssey Re are approriately included in the Offer to Purchase. We respectfully direct the Staff’s attention to page 2 of the Offer to Purchase, under the heading “Summary Term Sheet,” and page 14 of the Offer to Purchase, under the heading “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger,” which include statements that the Filing Parties believe that:
•	“[...] the transaction is fair to Odyssey Re’s stockholders who are not affiliated with the Fairfax Group[...]”; and

•	“[...] the Offer Price to be received by Odyssey Re’s unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders[...].”
Statements in the Offer to Purchase that the Offer and the Merger are “fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries)” are disclosures regarding resolutions of the board of directors of Odyssey Re and the special committee thereof. Such statements are not disclosed to report the Filing Parties’ beliefs regarding fairness.
Special Factors, page 9
2.	You disclose that on August 13, 2009, Fairfax launched an offering of senior notes which was increased in size because of investor demand. As a result of the positive response to this note offering, you state that Fairfax considered taking Odyssey Re private. Detail the events leading up to Fairfax’s definitive decision to pursue that option, including how and when it reached this decision and the alternatives that were considered. See Items 1013(b), (c) and (d) of Regulation M-A. In addition, clarify why the oversubscribed note offering led Fairfax to the going-private alternative for Odyssey Re.

Response: We have been advised by the Filing Parties that:

•	other than those events disclosed in the Offer to Purchase, there were no events leading up to Fairfax’s definitive decision to pursue the going-private transaction;

•	Fairfax did not consider any alternatives to acquiring all of the outstanding shares of common stock of Odyssey Re that the Fairfax Group did not already own.
In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” to include a statement that Fairfax did not consider any alternatives to acquiring all of the outstanding shares of common stock of Odyssey Re that the Fairfax Group did not already own.
As disclosed on page 9 of the Offer to Purchase, under the heading “Special Factors—Section 1. Background,” the positive response to Fairfax’s senior notes offering was reflective of the market’s overall assessment of Fairfax’s financial flexibility and strong financial position. It indicated to the management of Fairfax that Fairfax would likely be able to complete an equity offering on terms which would be satisfactory to Fairfax to fund a going-private transaction. We are advised by the Filing Parties that these factors alone, and no others, caused Fairfax to decide to explore the going-private transaction. In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 1. Background,” to include this information.
3.	Expand the discussion to provide more specifics about the substance of any communications between filing persons and their fairness advisors that are materially related to this transaction. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A (these Items encompass both oral and written “reports” prepared by financial advisors in connection with this transactions). For example, provide more specifics about the discussions between BofA and Fairfax on September 16-17th.

Response: We are advised by the Filing Parties that the presentation filed as Exhibit (g) of the Schedule TO summarizes all of the financial analyses that BofA Merrill Lynch provided orally to management of Fairfax that are materially related to this transaction. This presentation is summarized beginning on page 17 of the Offer to Purchase, under the heading “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” and includes the financial analyses presented by BofA Merrill Lynch to Fairfax, and discussed between BofA Merrill Lynch and Fairfax on September 16-17th.

We are advised by the Filing Parties that on September 17, 2009, BofA Merrill Lynch and management of Fairfax continued to discuss views on value and the amount that Fairfax might be willing to pay in light of the Special Committee’s continued justification of a $66.00 per Share offer price. In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 1. Background,” to include this information.

4.	See our last comment above. We remind you that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that you have summarized all presentations or reports, both oral and written, provided by any outside party to Fairfax, including any such reports received before August 2009, that are materially related to an acquisition of Odyssey. This may include analyses or reports generated in contemplation of a different transaction structure than the tender offer. In this regard, please confirm that you have summarized all written presentations by BofA Merrill Lynch, beginning with your first contemplation of any going private transaction. File any written materials, including board books, as exhibits to Item 9 of Schedule 13E-3 and pursuant to Item 1016(c) of Regulation M-A, or advise us as to why the reports are not material to the transaction.
Response: On behalf of the Filing Parties, we confirm that:
•	the Offer to Purchase summarizes all presentations, discussions and reports, both oral and written, held with or presented by any outside party, including any such reports received before August 2009, that are materially related to the going-private transaction;

•	subject to our response to Staff comment No. 12 below, the Offer to Purchase summarizes all written presentations by BofA Merrill Lynch, beginning with the first contemplation of any going-private transaction; and

•	all written materials, including board books, have been filed as exhibits to the Schedule TO.
5.	All non-public information, including projections and forecasts, shared between Odyssey Re and Fairfax, or by either party with BofA Merrill Lynch or Sandler O’Neill in connection with this transaction, should be summarized in the offer materials. Any such information should be accompanied by a discussion of the material assumptions which underlie it, as well as a discussion of any relevant limitations. Please revise or advise.

Response: On behalf of the Filing Parties, we confirm that all material non-public information, including projections and forecasts, shared between Odyssey Re and Fairfax, or by either party with BofA Merrill Lynch or Sandler O’Neill in connection with this transaction, as well as all material assumptions and limitations underlying such information, have been summarized in the offer materials.

6.	Provide more specifics about how you eventually determined the $65.00 per share offer price.

Response: In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 1. Background,” to include a statement that Fairfax decided to offer $65.00 per Share, representing the midpoint between its $64.00 per Share offer and the Special Committee’s $66.00 per Share counter-proposal, with the objective of reaching an agreement with the Special Committee.
Purpose of and Reasons for the Offer, page 13
7.	Your statement that the purpose of the Offer is for Fairfax to obtain all outstanding Shares seems to describe the effect of the transaction rather than its purpose. Revise to explain why Fairfax chose to pursue this result, including why it chose to do so at this time.

Response: In response to the Staff’s comment, the Filing Parties have revised the Offer to Purchase, under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” to state that the purpose of the Offer is for Fairfax to obtain ownership of all of the common equity of Odyssey Re and, accordingly, to participate in 100% of the earnings and growth in book value of Odyssey Re.

As disclosed on page 13 of the Offer to Purchase, under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” Fairfax intends not to make any changes in Odyssey Re’s strategic or operating philosophy following completion of the proposed Offer and Fairfax expects that Odyssey Re will continue to operate its business on an independent and decentralized basis.

We respectfully direct the Staff’s attention to page 13 of the Offer to Purchase, under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” which states the reasons why Fairfax chose to pursue this transaction, including why it chose to do so at such time.

8.	See our last comment above. Expand your explanation of alternatives considered, including why each was rejected in favor of this transaction.

Response: On behalf of the Filing Parties, we confirm that no alternatives were considered other than the acquisition of all of the outstanding shares of common stock of Odyssey Re that the Fairfax Group did not already own. As described in our response to Staff comment No. 2 above, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” to include this information.
Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger, page 14
9.	We note your statement at the bottom of page 16 that Fairfax and Purchaser did not consider the liquidation value of Odyssey Re and why. However, if liquidation value would yield a higher per share value than the offer price, please disclose.

Response: On behalf of the Filing Parties, we confirm that the Filing Parties’ belief is that the liquidation value would not yield a higher per share value than the Offer Price.

10.	Explain why Fairfax and Purchaser did not consider the going concern value of Odyssey Re in assessing the fairness of the transaction. If going concern value would yield a higher per share value than the offer price, please disclose.

Response: We respectfully direct the Staff’s attention to page 15 of the Offer to Purchase, under the heading “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger,” in the Offer to Purchase, which states that the Filing Parties considered the going concern value of Odyssey Re and believed that the going concern value of Odyssey Re as a public company could be less than the Offer Price of $65.00 per Share due to the negative impact of the following factors on Odyssey Re: general market conditions, the increasingly competitive reinsurance environment, required financial flexibility and the growing capital bases of Odyssey Re’s primary competitors.

11.	See the last two comments above. Provide the same disclosure with respect to the book value per share. See Instruction 2 to Item 1015 of Regulation M-A.

Response: On behalf of the Filing Parties, we confirm that based on book value per share as of June 30, 2009 and estimated book value per share as of September 30, 2009 (in each case as disclosed in the Offer to Purchase under the headings “The Offer—Section 7. Certain Information Concerning Odyssey Re—Financial Information” and “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management”), book value per share is less than the Offer Price. Analysis regarding book value per share was included in BofA Merrill Lynch’s analyses presented to the management of Fairfax as described in the Offer to Purchase, beginning on page 17 under the heading “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management.” The analyses contained in the BofA Merrill Lynch presentation, including book value per share, were factors in the Filing Parties’ assessment of the fairness of the transaction (as disclosed on page 15 of the Offer to Purchase, under the heading “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger”). Consequently, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger,” to delete the statement that Fairfax and Purchaser did not consider the book value of Odyssey.
Presentation of BofA Merrill Lynch to Fairfax Management, page 17
12.	The Schedule 14D-9 filed by Odyssey Re indicates that on September 4, 2009, BofA Merrill Lynch sent to counsel for Odyssey Re and its financial advisor a “preliminary valuation analysis” of Odyssey Re. This would appear to be a report that should be summarized pursuant to Item 1015 of Regulation M-A and filed as an exhibit. Please revise or advise. To the extent that this report is a preliminary version of the final report already summarized here, you may simply describe any material differences between the two versions.

Response: The Filing Parties filed the September 4, 2009 presentation, as Exhibit (g)(2) to Amendment No. 1 to the Schedule TO, on October 8, 2009. On behalf of the Filing Parties, we confirm that such presentation was a preliminary version of the presentation attached as Exhibit (g) to the Schedule TO and there is no material information in the September 4, 2009 presentation that is not summarized in the Offer to Purchase, under the heading “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management.” The Filing Parties have supplemented the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” to make reference to the September 4, 2009 presentation and to state that it has been filed as an exhibit to the Schedule TO.
13.	Refer to the first paragraph in this section. While a summary is necessarily a condensed version of more lengthy materials, it must be complete in that it summarizes all material information. Therefore, please revise the statement in the first paragraph to the effect that the summary is not complete.

Response: In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “Special Factors—Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” by replacing the sentence: “The following summary, however, does not purport to be a complete description of the financial analyses performed by BofA Merrill Lynch” with the sentence: “The following provides a summary of all material information in the financial analyses performed by BofA Merrill Lynch.”

14.	Please disclose the projections and other non-public information provided by Fairfax to BofA Merrill Lynch in connection with this transaction. For example, we note the references to such information on page 22 of the disclosure document and on page 12 of the materials provided by BofA and filed as an exhibit to the Sch. TO/13E-3. In addition, refer to page 10 of the Schedule 14D-9 filed by Odyssey Re, which indicates that BofA Merrill Lynch requested and received certain non-public information from Odyssey Re.

Response: On behalf of the Filing Parties, we confirm that the projections and other non-public information provided to BofA Merrill Lynch by Fairfax and the non-public information that BofA Merrill Lynch requested and received from Odyssey Re in connection with this transaction were the same information Odyssey Re provided to Fairfax, the material portions of which are described on page 24 of the Offer to Purchase, under the heading “Special Factors—Section 6. Odyssey Re Financial Projections.”

15.	See the last comment above. Describe all material assumptions and limitations underlying such information. If the projections and non-public information provided by Fairfax was the same information Odyssey provided to Fairfax and which is described beginning on page 24, so state.

Response: On behalf of the Filing parties, we confirm that:
•	the projections and non-public information provided by Fairfax to BofA Merrill Lynch in connection with this transaction are the same information Odyssey Re provided to Fairfax, the material portions of which are described in the Offer to Purchase, beginning at page 24, under the heading “Special Factors—Section 6. Odyssey Re Financial Projections”; and

•	all material assumptions and limitations underlying such information are also described on page 24 of the Offer to Purchase, under the heading “Special Factors—Section 6. Odyssey Re Financial Projections.”
Odyssey Re Financial Projections, page 24
16.	The disclosure here indicates that the projections disclosed were those that management of Fairfax considered “in reaching its views on value.” Did Fairfax receive from Odyssey Re additional projections and financial forecasts? If so, disclose or explain why such additional information is not material.

Response: Fairfax received from Odyssey Re projections that included a full income statement and certain insurance performance metrics. We have been advised by the Filing Parties that all material information in respect of such projections is disclosed on page 24 of the Offer to Purchase, under the heading “Special Factors—Section 6. Odyssey Re Financial Projections.” On behalf of the Filing Parties, we respectfully submit that including the summarized information, which the Filing Parties considered material to their determination of the value of the Shares, as opposed to including all extraneous information, is appropriate because it provides shareholders with all meaningful disclosure. We have provided a copy of the full projections to the Staff supplementally under separate cover.
The Offer, page 35
Acceptance for payment and payment for shares, page 36
17.	Please revise the disclosure in this section to state that you will accept the tendered shares “promptly” following the Expiration Date, in keeping with Rule 14e-1(c), rather than “as promptly as practicable,” as you presently state. Please also make the conforming change with respect to prompt return of shares that are not accepted for tender at the end of this section.

Response: In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” to state that Purchaser will accept the tendered Shares “promptly” following the Expiration Date and that Shares that are not accepted for tender will be returned “promptly following the expiration or termination of the Offer.”

18.	As you are aware, all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to the expiration of the offer, in compliance with rule 14e-1(c). With this in mind, revise your disclosure to eliminate the contradictory statement that “Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.” We note in this regard that compliance with applicable law may include a number of instances that do not involve regulatory approvals.

Response: In response to the Staff’s comment, the Filing Parties have revised the disclosure in the Offer to Purchase, under the heading “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” by deleting the statement: “Subject to compliance with Rule l4e-

1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.”
Certain Legal Matters; Regulatory Approvals, page 47
19.	Confirm that you will amend your disclosure to notify shareholders when the applicable regulatory approvals are received.

Response: On behalf of the Filing Parties, we confirm that the Filing Parties will file an amendment to the Schedule TO to notify Odyssey Re shareholders when the applicable regulatory approvals are received.

The Filing Parties acknowledge that:
•	The Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Filing Parties understand that the Division of Enforcement has access to all information that the Filing Parties provide to the Staff in the Staff’s review of the filings or in response to the Staff’s comments to such filings.
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-5134.

Sincerely,
/s/ Adam M. Givertz
Adam M. Givertz
cc:	Eric P. Salsberg Fairfax Financial Holdings Limited Fairfax Investments USA Corp. Christopher J. Cummings Shearman & Sterling LLP